Mellon Institutional Fund Master Portfolio

The Boston Company International Core Equity Portfolio

June 30, 2007 (Unaudited)

	Shares	Value ($)
UNAFFIALIATED INVESTMENTS--97.4%		
Common Equities--95.5%		
Australia--5.0%		
BHP Billiton Ltd.	999,800	29,844,803
BlueScope Steel Ltd.	2,328,900	20,364,167
Coca-Cola Amatil Ltd.	1,412,600	11,418,201
Commonwealth Bank of Australia	763,200	35,676,575
Pacific Brands Ltd.	4,561,600	13,304,199
QBE Insurance Group Ltd.	1,009,300	26,594,853
Telstra Corp. Ltd.	4,398,600	17,082,294
Woolworths Ltd.	728,500	16,669,363
		170,954,455
Austria--0.7%		
OMV AG	176,500	11,777,526
Voestalpine AG	150,400	12,610,528
		24,388,054
Belgium--2.9%		
Delhaize Group	109,920	10,779,559
InBev NV	630,500	49,924,786
KBC Groupe	273,300	36,652,868
		97,357,213
Denmark--1.4%		
Carlsberg AS	198,700	24,038,226
Danske Bank AS	609,600	24,988,085
		49,026,311
Finland--3.5%		
Elisa Oyj	715,300	19,505,249
KCI Konecranes Oyj	439,300	18,337,468
Metso Oyj	179,500	10,540,770
Neste Oil Oyj	301,200	11,800,028
Nokia Oyj	1,185,900	33,337,297
Rautaruukki Oyj	386,900	24,733,043
		118,253,855
France--10.0%		
Air France-KLM	291,700	13,573,563
BNP Paribas	447,700	53,334,056
Bouygues SA (a)	372,970	31,206,183
Cap Gemini SA	283,150	20,706,648
Lafarge SA (a)	63,890	11,624,892
Sanofi-Synthelabo SA	372,800	30,102,006
Schneider Electric SA (a)	70,230	9,834,138
Societe Generale (a)	193,860	35,821,651
Suez SA	308,500	17,622,385
Total SA (a)	476,420	38,672,703
Vinci SA	390,700	29,139,207
Vivendi SA	1,113,000	47,855,485
		339,492,917
Germany--7.0%		
BASF AG	199,480	26,191,740
Bayerische Motoren Werke AG	258,100	16,744,434
Deutsche Bank AG	272,800	39,698,543
E On AG	235,400	39,552,692
MAN AG	194,400	27,995,151
Merck KGaA (b)	128,200	17,633,608
MTU Aero Engines Holding AG	197,900	12,839,577
Siemens AG	181,000	26,039,053
ThyssenKrupp AG	545,000	32,476,791
		239,171,589

Greece--0.4%

Coca-Cola Hellenic Bottling Co. S.A.	293,600	**13,505,870**

Hong Kong--0.4%

The Wharf(Holdings) Ltd.	3,437,400	**13,738,346**

Ireland--1.6%

Allied Irish Banks PLC (AIB)	965,900	26,256,337
CRH PLC	577,800	28,512,838
		54,769,175

Italy--2.8%

Banca Popolare di Milano Scarl (BPM)	572,300	8,716,369
Enel Spa	2,219,100	23,900,947
ENI Spa	1,121,500	40,649,663
Fiat Spa	347,400	10,334,060
UniCredito Italiano Spa	1,329,300	11,841,746
		95,442,785

Japan--19.3%

Aisin Seiki Co Ltd	304,900	11,221,945
Canon, Inc.	788,850	46,338,849
KDDI Corp.	3,156	23,411,017
Kenedix, Inc.	3,984	7,444,914
Komatsu Ltd.	1,492,300	43,406,191
Makita Corp.	545,700	24,296,685
Mitsubishi Corp.	652,100	17,113,122
Mitsubishi Electric Corp.	1,063,000	9,863,065
Mitsubishi UFJ Lease & Finance Co., Ltd.	226,020	10,173,471
Mitsui & Co., Ltd.	1,379,000	27,506,053
Mitsui OSK Lines., Ltd.	1,590,000	21,625,447
Nikon Corp.	837,000	23,393,565
Nippon Steel Corp.	2,375,000	16,749,269
Nippon Suisan Kaisha Ltd.	2,348,500	15,054,976
NTT Corp.	2,957	13,141,688
Olympus Corp.	416,000	16,257,394
ORIX Corp.	123,210	32,484,274
Sony Corp.	665,300	34,216,355
Sumco Corp.	685,300	34,465,445
Sumitomo Metal Industries, Ltd.	5,278,000	31,132,824
Sumitomo Trust & Banking Co., Ltd.	2,458,000	23,465,632
Takeda Pharmaceutical Co., Ltd.	527,800	34,134,612
TDK Corp	209,200	20,260,513
The Chiba Bank, Ltd.	1,299,000	11,546,198
Tokyo Electric Power Co.	709,700	22,834,027
Tokyo Electron Ltd.	225,500	16,635,847
Tokyo Tatemono Co., Ltd.	667,000	8,329,371
Toyo Suisan Kaisha Ltd.	556,000	10,028,599
Toyota Motor Corp.	868,100	55,014,462
		661,545,810

Netherlands--3.2%

ASML Holding NV (b)	681,400 b	18,777,250
Fugro NV	198,000	12,565,309
ING Groep NV CVA	1,279,700	56,349,928
Koninklijke DSM NV	402,400	19,807,235
		107,499,722

Norway--1.4%

DnB NOR ASA	1,231,400	15,800,466
Orkla ASA	1,743,700	32,784,804
		48,585,270

Singapore--0.8%

DBS Group Holdings, Ltd.	1,823,300	**27,163,643**

Spain--3.3%

ACS Actividades	506,900	32,303,231
Banco Santander Central	1,319,900	24,281,903

Mapfre SA	1,792,500	8,866,905
Repsol YPF SA	446,000	17,586,075
Telefonica SA	1,313,000	29,184,896
		112,223,010
Sweden--3.5%		
Nordea Bank AB	1,352,300	21,129,185
Sandvik AB	836,600	16,898,502
Skandinaviska Enskilda Banken AB	1,098,200	35,415,539
Svenska Cellulosa AB (SCA), Class B	769,200	12,886,167
Volvo AB, Class B	1,643,500	32,649,774
		118,979,167
Switzerland--7.7%		
Baloise Holdings AG	161,910	15,970,877
Credit Suisse Group	651,300	46,211,844
Nestle SA	123,777	47,030,147
Roche Holding AG	247,640	43,947,695
Swiss Reinsurance	417,810	38,096,944
The Swatch Group AG	89,770	25,503,529
Zurich Financial Services AG	147,790	45,580,889
		262,341,925
United Kingdom--20.6%		
AstraZeneca PLC	271,800	14,564,720
Aviva PLC	1,956,500	29,052,043
Barclays PLC	2,019,790	28,027,000
Barratt Developments PLC	1,233,400	24,398,541
BP PLC	3,271,800	39,412,331
British Airways PLC (b)	3,201,000	26,722,312
BT Group PLC	4,325,300	28,737,991
Dairy Crest Group PLC	751,500	10,213,257
De La Rue PLC	760,300	11,835,692
Enterprise Inn PLC	1,312,600	18,074,834
Firstgroup PLC	789,400	10,461,928
George Wimpey PLC	834,700	8,344,515
GlaxoSmithKline PLC	645,300	16,902,652
HBOS PLC	2,763,500	54,351,313
International Power PLC	5,227,100	44,967,435
Kelda Group PLC	394,769	7,451,721
Marks & Spencer Group PLC	1,152,800	14,470,366
National Grid PLC	2,145,700	31,681,961
Next PLC	358,800	14,382,476
Reckitt Benckiser PLC	508,100	27,818,586
Royal Bank of Scotland Group PLC	4,061,455	51,359,144
Royal Dutch Shell PLC	209,100	8,516,585
Royal Dutch Shell PLC	1,544,200	64,477,623
Tesco PLC	2,662,900	22,289,692
Vodafone Group PLC	9,293,137	31,267,782
WPP Group PLC	1,094,400	16,369,935
Xstrata PLC	824,100	49,157,617
		705,310,052
Total Common Equities (cost $2,709,376,239)		**3,259,749,169**

PREFERRED STOCKS--1.8%		Value ($)
Germany		
Fresenius AG	464,380	35,362,218
Porsche AG	13,908	24,759,203
Total Preferred Stocks (cost $43,925,809)		**60,121,421**

SHORT-TERM INVESTMENTS--0.1%	Rate	Maturity	Par Value	Value ($)
U.S. Government				
U.S. Treasury Bill (c)(d)	4.460%	9/13/20	2,100,000	2,080,655
U.S. Treasury Bill (c)(d)	4.910%	9/20/20	710,000	702,600
Total Short-Term Investments (cost $2,782,719)				**2,783,255**

INVESTMENT OF CASH COLLATERAL--0.0%	Shares	
BlackRock Cash Strategies L.L.C.		
(Cost $11,615)	11,615	**11,615**
TOTAL UNAFFILIATED INVESTMENTS (Cost $2,756,096,382)		**3,322,665,460**
AFFILIATED INVESTMENTS--0.7%		
Dreyfus Institutional Preferred Plus Money Market Fund (e)		
(Cost $25,070,403)	25,070,403	**25,070,403**
TOTAL INVESTMENTS--98.1% (cost $2,781,166,785)		**3,347,735,863**
OTHER ASSETS, LESS LIABILITIES--1.9%		**63,141,153**
NET ASSETS--100%		**3,410,877,016**

(a) Security, or a portion of thereof, was on loan at June 30, 2007.
(b) Non-income producing security.
(c) Denotes all or part of security segregated as collateral for futures transactions.
(d) Rate noted is yield to maturity.
(e) Affilated institutional money market fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed At June 30, 2007, the aggregate cost of investment securities for income tax purposes was $2,781,166,785. Net unrealized appreciation on investments was $566,569,078 of which $601,663,749 related to appreciated investment securities and $35,094,671 related to depreciated investment securities.

At June 30, 2007 the Portfolio held the following forward foreign currency contracts:

Contracts to Recieve	Local Principal Amount	Contract Value Date	Value at June 30, 2007	USD Amount to Deliver	Unrealized Appreciation
Swiss Franc	6,079,075	7/2/2007	$4,978,768	$4,948,775	$29,993
British Pound	3,629,769	7/2/2007	7,288,213	7,268,612	19,601
					$49,594

Contracts to Deliver	Local Principal Amount	Contract Value Date	Value at June 30, 2007	USD Amount to Receive	Unrealized Appreciation (Depreciation)
Australian Dollar	8,195,915	7/2/2007	$6,949,317	$6,934,564	$(14,753)
Japanese Yen	29,991,353	7/2/2007	243,674	243,793	119
					$(14,634)

At June 30, 2007 the Portfolio held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized Appreciation
MSCI Pan-Euro (1559 Contracts)	Long	9/18/2007	$55,656,277	$797,086
TOPIX (128 Contract)	Long	9/28/2007	18,459,538	22,897
				$819,983

Mellon Instiutional Fund Master Portfolio

The Boston Company Small Capital Value Portfolio

June 30, 2007 (Unaudited)

Security	Shares	Value ($)
UNAFFILIATED INVESTMENTS--124.2%		
EQUITIES--95.3%		
Consumer Discretionary--17.0%		
Big 5 Sporting Goods Corp. (a)	315,434	8,043,567
Cache, Inc. (b)	130,900	1,737,043
Cavco Industries, Inc. (b)	44,893	1,684,385
CEC Entertainment, Inc. (b)	90,170	3,173,984
Charlotte Russe Holdings, Inc. (b)	63,200	1,698,184
Charming Shoppes, Inc. (a) (b)	442,470	4,791,950
Courier Corp. (a)	93,590	3,743,600
Cox Radio, Inc., Class A (a) (b)	385,620	5,491,229
Drew Industries, Inc. (a) (b)	131,330	4,352,276
Entercom Communications Corp., Class A (a)	198,430	4,938,923
Entravision Communications	452,000	4,714,360
Ethan Allen Interiors, Inc. (a)	100,020	3,425,685
Furniture Brands International,	320,570	4,552,094
Gentex Corp. (a)	382,580	7,533,000
Hot Topic, Inc. (b)	266,180	2,893,377
Jos A Bank Clothiers, Inc. (a) (b)	206,360	8,557,749
Kenneth Cole Productions, Inc., Class	270,010	6,669,247
Keystone Automotive Industries,	140,260	5,802,556
Live Nation, Inc. (b)	163,900	3,668,082
M.D.C. Holdings, Inc. (a)	77,100	3,728,556
Media General, Inc., Class A (a)	142,240	4,732,325
Meredith Corp. (a)	74,040	4,560,864
Morton's Restaurant Group, Inc. (a) (b)	230,635	4,176,800
New York & Co, Inc. (a) (b)	586,347	6,426,363
Red Lion Hotels Corp. (b)	115,040	1,478,264
Regis Corp.	254,490	9,734,243
Ryland Group, Inc. (a)	193,580	7,234,085
Scholastic Corp. (a) (b)	336,430	12,091,294
Tenneco, Inc. (a) (b)	263,093	9,218,779
Timberland Co., Class A (a) (b)	196,080	4,939,255
Zale Corp. (a) (b)	162,180	3,861,506
		159,653,625
Consumer Staples--7.0%		
BJ'S Wholesale Club, Inc. (b)	328,330	11,829,730
Casey's General Stores, Inc. (a)	350,760	9,561,718
Lance, Inc. (a)	221,324	5,214,393
Longs Drug Stores Corp. (a)	279,680	14,688,794
Ralcorp Holdings, Inc. (a) (b)	302,360	16,161,142
Sanderson Farms, Inc. (a)	175,160	7,885,703
		65,341,480
Energy--5.1%		
CARBO Ceramics, Inc. (a)	205,570	9,006,022
Dril-Quip, Inc. (a) (b)	108,333	4,869,568
Oil States International, Inc. (a) (b)	191,900	7,933,146
Penn Virginia Corp.	173,680	6,981,936
Superior Well Services, Inc. (a) (b)	214,870	5,459,847

Tetra Technologies, Inc. (a) (b)	239,320	6,748,824
Unit Corp. (b)	110,010	6,920,729
		47,920,072
Financial--20.0%		
American Financial Realty Trust		
	848,630	8,757,862
Anthracite Capital, Inc. REIT (a)	426,020	4,984,434
Anworth Mortgage Asset Corp. REIT	305,010	2,760,340
Aspen Insurance Holdings Ltd.	250,010	7,017,781
Assured Guaranty Ltd.	296,770	8,772,521
BankAtlantic Bancorp, Inc., Class A (a)	516,630	4,448,184
Care Investment Trust, Inc. REIT (b)	206,300	2,836,625
CBRE Realty Finance, Inc. REIT	330,140	3,925,365
Citizens Republic Bancorp Corp. (a)	223,460	4,089,318
Cowen Group, Inc. (b)	196,146	3,512,975
Crystal River Capital, Inc. REIT (a)	168,680	4,095,550
Education Realty Trust, Inc. REIT (a)	378,906	5,316,051
Financial Federal Corp. (a)	297,150	8,861,013
First Indiana Corp.	142,010	3,141,261
First Potomac Realty Trust REIT (a)	218,410	5,086,769
Firstmerit Corp. (a)	239,200	5,006,456
Flushing Financial Corp. (a)	165,860	2,663,712
Horace Mann Educators Corp.	200,850	4,266,054
Innkeepers USA Trust REIT (a)	302,180	5,357,651
Intervest Bancshares Corp.	91,164	2,567,178
Knight Capital Group, Inc., Class A (a) (b)	336,120	5,579,592
Lasalle Hotel Properties REIT	121,300	5,266,846
Lexington Realty Trust REIT (a)	230,820	4,801,056
Luminent Mortgage Capital, Inc.		
	302,230	3,049,501
Mission West Properties REIT (a)	253,510	3,533,929
Old National Bancorp (a)	205,620	3,415,348
Pacific Capital Bancorp (a)	228,120	6,154,678
Piper Jaffray Cos. (a) (b)	142,340	7,932,608
Provident Bankshares Corp. (a)	96,730	3,170,809
Provident Financial Services, Inc. (a)	137,760	2,171,098
Redwood Trust, Inc. REIT (a)	196,670	9,514,895
Security Capital Assurance Ltd.	157,550	4,863,568
Southwest Bancorp, Inc.	77,700	1,867,908
Sterling Bancshares, Inc. (a)	328,160	3,711,490
Stewart Information Services Corp. (a)	102,397	4,078,473
Strategic Hotels and Resorts, Inc. (a)	194,390	4,371,831
Texas Capital Bancshares, Inc. (a) (b)	212,240	4,743,564
Triad Guaranty, Inc. (a) (b)	107,530	4,293,673
Washington Federal, Inc. (a) (b)	328,703	7,990,770
		187,978,737
Health Care--8.7%		
Air Methods Corp. (a) (b)	159,050	5,832,363
Chemed Corp.	41,960	2,781,528
Computer Programs & Systems, Inc. (a)	147,650	4,574,197
Healthsouth Corp. (a) (b)	184,500	3,341,295
K-V Pharmaceutical Co., Class A (a) (b)	149,464	4,071,399
Lifepoint Hospitals, Inc. (b)	151,410	5,856,539
Magellan Health Services, Inc. (a) (b)	155,950	7,246,996
Medical Action Industries, Inc. (a) (b)	164,745	2,975,295
Odyssey HealthCare, Inc. (a) (b)	310,900	3,687,274
Option Care, Inc. (a)	637,050	9,810,570
Pediatrix Medical Group, Inc. (b)	150,890	8,321,583
Phase Forward, Inc. (a) (b)	342,510	5,764,443
Providence Service Corp. (a) (b)	262,410	7,011,595

RehabCare Group, Inc. (b)	259,234	3,691,492
Res-Care, Inc. (b)	337,254	7,129,550
		82,096,119

Industrials--12.0%

American Ecology Corp. (a)	242,740	5,199,491
Bowne & Co., Inc.	331,160	6,460,932
Brink's Co. (a)	27,642	1,710,763
Casella Waste Systems, Inc., Class A (b)	403,260	4,347,143
Clean Harbors, Inc. (a) (b)	244,240	12,070,341
Comfort Systems USA, Inc.	195,570	2,773,183
Curtiss-Wright Corp. (a)	118,130	5,506,039
Esterline Technologies Corp. (a) (b)	162,091	7,830,616
II-VI, Inc. (b)	154,050	4,185,539
Insituform Technologies, Inc., Class A (a) (b)	218,331	4,761,799
Kelly Services, Inc., Class A	164,490	4,516,895
LECG Corp. (a) (b)	431,220	6,515,734
McGrath Rentcorp. (a)	192,590	6,488,357
Moog, Inc., Class A (b)	109,180	4,815,930
PeopleSupport, Inc. (a) (b)	236,740	2,686,999
School Specialty, Inc. (a) (b)	207,470	7,352,737
Shaw Group, Inc. (a) (b)	231,580	10,719,838
Tetra Tech, Inc. (a) (b)	83,118	1,791,193
United Stationers, Inc. (b)	95,590	6,370,118
Waste Connections, Inc. (a) (b)	209,429	6,333,133
		112,436,780

Materials--3.9%

AMCOL International Corp. (a)	136,770	3,735,189
Compass Minerals International,		
	144,540	5,009,756
Glatfelter (a)	274,140	3,725,563
Metal Management, Inc.	191,460	8,437,642
Neenah Paper, Inc.	144,220	5,950,517
RTI International Metals, Inc. (a) (b)	77,310	5,826,855
Wausau Paper Corp. (a)	264,580	3,545,372
		36,230,894

Technology--19.1%

Actel Corp. (b)	324,330	4,511,430
Avid Technology, Inc. (a) (b)	198,430	7,014,500
Cirrus Logic, Inc. (a) (b)	549,860	4,563,838
Comtech Telecommunications Corp. (a) (b)	200,840	9,322,993
Cray, Inc. (b)	213,953	1,632,461
Cree, Inc. (a) (b)	143,110	3,699,393
CSG Systems International, Inc. (a) (b)	311,710	8,263,432
Cymer, Inc. (a) (b)	90,310	3,630,462
Electronics for Imaging, Inc (a) (b).	312,190	8,810,002
Emulex Corp. (a) (b)	384,320	8,393,549
Epicor Software Corp. (a) (b)	378,280	5,625,024
EPIQ Systems, Inc. (a) (b)	229,950	3,715,992
Fair Issac Corp.	125,200	5,023,024
FEI Co. (a) (b)	245,230	7,960,166
Foundry Networks, Inc. (a) (b)	512,410	8,536,751
Harris Stratex Networks, Inc, Class A (b)	184,200	3,311,916
Lionbridge Technologies, Inc. (a) (b)	540,870	3,185,724
Mercury Computer Systems, Inc. (b)	257,240	3,138,328
Micrel, Inc. (a)	451,720	5,745,878
Microsemi Corp. (a) (b)	339,780	8,137,731
MTS Systems Corp.	138,240	6,175,181
Net Gear, Inc. (a) (b)	196,850	7,135,813
NIC, Inc. (a)	627,490	4,292,032
Perot Systems Corp., Class A (a) (b)	487,930	8,314,327

Powerwave Technologies, Inc. (a) (b)		1,052,732		7,053,304
Rogers Corp. (b)		90,030		3,331,110
Rudolph Technologies, Inc. (a) (b)		259,720		4,313,949
Semtech Corp. (a) (b)		318,170		5,513,886
SI International, Inc. (b)		128,340		4,237,787
Sybase, Inc. (a) (b)		262,210		6,264,197
Tekelec (a) (b)		412,560		5,949,115
TTM Technologies, Inc. (a) (b)		215,200		2,797,600
				179,600,895
Telecommunication Services--0.9%				
Cincinnati Bell, Inc. (b)		1,261,360		7,290,661
EMS Technologies, Inc. (b)		33,991		749,841
				8,040,502
Utilities--1.6%				
Black Hills Corp. (a)		171,600		6,821,100
El Paso Electric Co. (b)		236,810		5,816,054
Portland General Electric Co.		88,600		2,431,184
				15,068,338
Total Equities (Cost $808,015,165)				894,367,442

SHORT-TERM INVESTMENTS--0.1%	Rate	Maturity	Par Value	
U.S. Government-0.1%				
U.S. Treasury Bill (c) (d) (Cost $1,386,817)	4.52%	9/13/2007	1,400,000	1,387,103

INVESTMENT OF CASH COLLATERAL-28.8%			Shares	
BlackRock Cash Strategies L.L.C. (Cost $270,254,490)			270,254,490	270,254,490
TOTAL UNAFFILIATED INVESTMENTS (Cost $1,079,656,472)				1,166,009,035

AFFILIATED INVESTMENTS-4.6%				
Dreyfus Institutional Preferred				
Plus Money Market Fund (e) (Cost $43,428,369)			43,428,369	43,428,369

TOTAL INVESTMENTS--128.8% (Cost $1,123,084,841)	**1,209,437,404**
LIABILITIES IN EXCESS OF OTHER ASSETS--(28.8)%	**(270,250,633)**
NET ASSETS--100%	**939,186,771**

Notes to Schedule of Investments:

REIT-Real Estate Investment Trust
(a)   Security, or a portion of thereof, was on loan at June 30, 2007.
(b)   Non-income producing security.
(c)   Rate noted is yield to maturity.
(d)   Denotes all or part of security pledged as collateral for outstanding futures contracts.
(e)   Affiliated institutional money market fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously
At June 30, 2007, the aggregate cost of investment securities for income tax purposes was $1,123,084,841. Net unrealized appreciation on investments wa
$86,352,563 of which $112,044,312 related to appreciated investment securities and $25,691,749 related to depreciated investment securities.

At June 30, 2007, the Portfolio held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized Gain
Russell 2000 Index (79 Contracts)	Long	8/31/2007	$33,262,950	$11,570

y filed w
as

Mellon Institutional Fund Master Portfolio

The Boston Company International Small Cap Portfolio

June 30, 2007 (Unaudited)

Security	Shares	Value ($)
UNAFFILIATED INVESTMENTS--98.5%		
COMMON EQUITIES--96.6%		
Australia--4.4%		
Babcock & Brown Ltd.	256,400	$ 6,942,990
Challenger Financial Services Group Ltd.	1,756,500	8,639,903
Cochlear Ltd.	83,100	4,278,405
Computershare Ltd.	433,400	4,131,451
Downer EDI Ltd.	750,900	4,662,332
Goodman Fielder Ltd.	2,537,200	5,212,056
Incitec Pivot Ltd.	169,200	11,422,438
Jubilee Mines NL	440,895	5,954,772
Pacific Brands Ltd.	1,947,800	5,680,883
		56,925,230
Austria--0.4%		
Andritz AG	87,700	5,783,367
Belgium--2.2%		
Colruyt SA	17,600	3,667,877
Mobistar SA	74,000	6,300,497
NV Union Miniere SA	47,260	10,229,558
Omega Pharma SA	50,200	4,354,190
Telenet Group Holding NV (a)	133,100	4,616,762
		29,168,884
Canada--6.4%		
Astral Media, Inc.	191,000	7,583,639
Axcan Pharma, Inc. (a)	225,300	4,372,188
Canaccord Captial, Inc.	260,600	5,101,304
Canadian Western Bank	163,000	4,325,834
Crescent Point Energy Trust	200,900	3,706,106
Gildan Activewear, Inc. (a)	229,700	7,850,943
Inmet Mining Corp.	197,300	15,278,188
Martinrea International, Inc. (a)	283,200	4,396,639
Metro, Inc.	138,300	4,850,443
Northbridge Financial Corp.	103,200	3,379,870
Sherritt International Corp.	690,100	9,500,954
Trican Well Service Ltd.	200,000	4,076,684
Uranium One, Inc. (a)	259,500	3,309,290
WestJet Airlines Ltd. (a)	326,300	4,887,907
		82,619,989
Denmark--0.3%		
Sydbank A/S	81,200	3,877,809
Finland--3.5%		
Cargotec Corp.	72,100	4,434,283
Elisa Oyj	113,900	3,105,897

KCI Konecranes Oyj	196,500	8,202,396
Nokian Renkaat Oyj	160,100	5,601,564
Rautaruukki Oyj	232,800	14,882,017
Tietoenator Oyj	126,200	4,066,513
Wartsila Oyj	73,700	4,843,904
		45,136,574
France--9.7%		
Air France-KLM	128,800	5,993,401
Alstom	28,800	4,795,196
Bourbon SA	57,750	3,603,499
Ciments Francais	33,850	7,762,398
CNP Assurances	86,140	11,002,734
Compagnie Generale de Geophysique SA (a)	33,900	8,474,142
Compagnie Generale des Etablissements Michelin	57,900	8,090,297
Euler Hermes SA	68,960	9,773,498
Groupe Steria SCA	64,500	4,278,901
Icade	71,300	5,484,642
Iliad SA	35,900	3,627,045
Ipsen SA	106,300	5,460,047
Neuf Cegetel	142,500	5,571,741
Nexans SA	52,530	8,730,193
Nexity	61,900	5,151,899
Pierre & Vacances	32,200	4,912,589
Pinguely-Haulotte	163,400	6,776,216
Publicis Groupe	93,400	4,088,283
Rhodia SA (a)	83,275	3,802,795
SEB SA	23,900	4,344,388
Sodexho Alliance SA	65,200	4,665,765
		126,389,669
Germany--7.5%		
Aareal Bank AG	168,200	8,742,892
Deutsche Boerse AG	106,340	12,048,188
Hannover Rueckversicherung AG	79,800	3,866,713
Hypo Real Estate Holding AG	113,090	7,325,123
IKB Deutsche Industriebank AG	93,500	3,416,879
Lanxess AG	115,500	6,412,416
Man AG	71,600	10,310,971
MTU Aero Engines Holding AG	111,200	7,214,558
Salzgitter AG	53,600	10,317,038
Software AG	74,960	7,273,345
Stada Arzneimittel AG	91,860	5,839,281
Vivacon AG	240,600	9,725,383
Wincor Nixdorf AG	52,740	4,888,081
		97,380,868
Hong Kong--0.8%		
Hengan International Group Co., Ltd.	1,055,400	3,752,461
Wing Hang Bank Ltd.	550,900	6,091,049
		9,843,510
Ireland--0.9%		
Grafton Group PLC	418,770	5,974,254
Greencore Group PLC	710,300	5,370,537
		11,344,791

Italy--4.5%

Asm Brescia Spa	975,900	5,919,271
Azimut Holding Spa	577,300	9,820,631
Banca Popolare di Milano Scarl (BPM)	375,900	5,725,114
Cementir Spa	409,800	5,804,027
Credito Emiliano Spa	541,300	7,667,390
Fondiaria-Sai Spa	118,940	5,744,820
Indesit Co., Spa	180,000	4,184,733
Milano Assicurazioni Spa	688,250	5,712,750
Pirelli & C Real Estate Spa	55,400	3,217,383
Recordati Spa	590,140	4,916,683
		58,712,802

Japan--14.4%

Ardepro Co., Ltd.	9,500	2,967,785
Asahi Pretec Corp.	199,400	5,573,091
Chiyoda Integre Co., Ltd.	128,700	3,293,833
Chugoku Marine Paints Ltd.	132,200	1,568,183
Comsys Holdings Corp.	320,000	3,710,107
Disco Corp.	71,000	4,118,785
Gigas K's Denki Corp.	194,400	5,433,344
Goldcrest Co., Ltd.	84,340	4,323,898
Hisamitsu Pharmaceutical Co., Ltd.	160,200	4,425,414
Hitachi Construction Machinery Co., Ltd.	190,300	6,632,979
Hitachi High-Technologies Corp.	178,900	4,651,284
Hitachi Kokusai Electric, Inc.	325,000	4,013,650
Hogy Medical Co., Ltd.	92,100	4,115,616
Izumi Co. Ltdronics, Inc.	356,600	5,838,065
Joint Corp.	181,300	5,700,609
Kansai Paint Co., Ltd.	482,000	4,225,528
Kenedix, Inc.	4,054	7,575,723
Kintetsu World Express, Inc.	128,600	4,367,468
Kyowa Exeo Corp.	470,000	5,464,495
Makino Milling Machine Co., Ltd.	366,000	5,233,669
Makita Corp.	118,000	5,253,819
Mitsumi Electric Co., Ltd.	149,500	5,368,785
Mori Seiki Co., Ltd	219,100	6,817,948
Nippon Chemi-Con Corp.	433,000	3,679,867
Nippon Suisan Kaisha Ltd.	857,800	5,498,897
Nippon System Development Co., Ltd.	399,300	5,875,303
Nissin Kogyo Co., Ltd.	297,500	8,290,746
Nitto Boseki Co., Ltd.	1,209,000	4,636,399
Point, Inc.	56,600	3,361,602
Sanyo Shokai Ltd	435,000	3,749,878
Suruga Bank Ltd.	524,000	6,611,732
Takeuchi MFG. Co., Ltd.	97,700	4,524,618
Toho Pharmaceutical Co., Ltd.	253,400	4,251,471
Tokai Rika Co., Ltd.	215,700	5,905,988
Tosoh Corp.	1,146,000	6,378,047
Toyo Suisan Kaisha Ltd.	250,000	4,509,262
Ube Industries Ltd.	1,213,000	3,745,044
Urban Corp.	243,000	4,432,361
		186,125,293

Luxembourg--0.3%

Oriflame Cosmetics SA	92,200	4,335,247

Netherlands--5.2%

Aalberts Industries NV	337,280	9,260,464
ASM International NV (a)	165,700	4,436,743
Fugro NV	146,400	9,290,713
Imtech NV	54,600	4,736,287
Koninklijke Wessanen NV	245,900	4,089,939
Randstad Holding NV	53,200	4,216,015
SBM Offshore NV	149,360	5,693,137
Sligro Food Group NV	136,597	5,663,507
SNS Reaal	187,000	4,223,769
TomTom NV (a)	108,300	5,528,589
USG People NV	109,300	5,134,590
Wolters Kluwer NV	163,200	4,979,668
		67,253,421

Norway--1.8%

Aker Yards AS	275,400	4,758,543
Ementor ASA (a)	790,000	7,293,385
Tandberg ASA	257,400	5,727,526
TGS Nopec Geophysical Co. ASA (a)	283,100	5,770,069
		23,549,523

Portugal--0.4%

Banco BPI SA	549,150	4,879,866

Singapore--0.9%

United Test and Assembly Center Ltd. (a)	7,015,000	5,317,172
Wing Tai Holdings Ltd.	2,358,800	6,134,360
		11,451,532

South Korea--4.0%

Daegu Bank	160,800	2,820,442
GS Engineering and Construction Corp.	48,500	5,802,566
Hite Brewery Co., Ltd.	36,900	4,794,283
Honam Petrochemical Corp.	48,200	4,816,869
Hyundai Mipo Dockyard	48,000	13,356,431
Jusung Engineering Co., Ltd. (a)	335,300	6,607,254
Korea Zinc Co., Ltd.	56,200	9,553,270
Pusan Bank	262,700	3,797,147
		51,548,262

Spain--3.2%

Abengoa SA	102,500	4,196,433
Banco Pastor SA	151,200	3,095,641
Bankinter SA	66,600	5,947,713
Bolsas y Mercados Espanoles	108,000	6,324,018
Fomento de Construcciones y Contratas SA	63,300	5,688,125
Obrascon Huarte Lain SA	84,500	3,804,129
Sol Melia SA	159,600	3,549,082
Union Fenosa SA	83,300	4,458,046
Viscofan SA	173,200	4,015,784
		41,078,971

Sweden--1.4%

Alfa Laval AB	101,600	6,127,991
Getinge AB	177,800	3,841,509
NCC AB	191,700	5,175,904
Trelleborg AB	125,200	3,451,223
		18,596,627
Switzerland--6.0%		
Actelion Ltd. (a)	271,800	12,136,013
Barry Callebaut AG (a)	10,780	8,168,971
Galenica Holding AG	11,940	4,376,390
Georg Fischer AG (a)	10,500	7,911,257
Holcim Ltd.	43,700	4,728,640
Julius Baer Holding AG	107,700	7,704,061
Kudelski SA	123,300	4,311,539
Rieter Holding AG	12,860	6,719,398
Sika AG	3,754	7,664,824
Swatch Group AG	35,150	9,986,065
Vontobel Holding AG	68,400	3,930,438
		77,637,596
Ukraine--0.7%		
Michael Page International PLC	869,500	9,140,110
United Kingdom--17.7%		
Admiral Group PLC	163,100	2,893,788
Aegis Group PLC	1,254,200	3,429,207
Amlin PLC	878,500	4,936,182
Ashtead Group PLC	1,114,600	3,373,806
Barratt Developments PLC	365,920	7,238,458
Bellway PLC	117,600	2,955,938
BPP Holdings PLC	282,200	3,247,184
British Airways PLC (a)	650,900	5,433,787
Britvic PLC	505,500	3,902,439
Burren Energy PLC	482,600	7,875,942
Cattles PLC	686,100	5,367,130
Charter PLC (a)	425,110	9,381,561
Chemring Group PLC	177,900	6,991,183
Close Brothers Group PLC	351,160	6,021,669
Cookson Group PLC	521,300	7,377,217
Croda International PLC	666,800	8,463,744
Daily Mail & General Trust PLC	407,700	6,223,190
Dairy Crest Group PLC	371,400	5,047,510
DS Smith PLC	1,531,900	7,106,135
Enterprise Inn PLC	423,800	5,835,833
Firstgroup PLC	350,500	4,645,181
Inchcape PLC	691,100	6,881,916
Informa PLC	674,800	7,500,592
International Power PLC	1,311,100	11,279,066
Interserve PLC	453,200	4,303,708
John Wood Group PLC	1,115,100	7,534,277
Kelda Group PLC	335,077	6,324,960
Kier Group PLC	120,810	4,949,359
Mcbride PLC	1,296,800	5,702,935
Morgan Crucible Co., PLC	681,700	3,941,215

Morgan Sindall PLC		146,600		4,422,630
N Brown Group PLC		574,933		3,501,141
Next PLC		162,700		6,521,820
Persimmon PLC		170,910		3,943,606
Petrofac Ltd.		730,900		6,564,137
Premier Oil PLC (a)		150,800		3,356,088
Regus Group PLC		1,695,000		4,572,588
Restaurant Group PLC		738,414		4,869,527
Savills PLC		546,100		6,434,234
Speedy Hire PLC		185,330		4,407,340
Sthree PLC		454,700		4,286,157
				229,044,380
TOTAL COMMON EQUITIES				
(Cost $964,714,699)				1,251,824,321
PREFERRED STOCKS--1.9%				
Germany--1.9%				
Fresenius AG		124,500		9,480,589
Fuchs Petrolub AG		60,900		5,643,822
Hugo Boss AG		85,900		5,142,820
ProSiebenSat.1 Media AG		125,900		4,960,012
TOTAL PREFERRED STOCKS				
(Cost $17,136,419)				25,227,243

Short-Term Investments--0.0%	Rate	Maturity	Par Value	
U.S. Government				
U.S. Treasury Bill (b) (c) (Cost $198,117)	4.52%	9/13/2007	200,000	198,158

TOTAL UNAFFILIATED INVESTMENTS (Cost $982,049,235)				1,277,249,722

AFFILIATED INVESTMENTS--0.7%			Shares	
Dreyfus Institutional Preferred Plus Money Market Fund (d)				
(Cost $10,208,078)			10,208,078	10,208,078

TOTAL INVESTMENTS--99.2% (Cost $992,257,313)		**1,287,457,800**
OTHER ASSETS , LESS LIABILITIES--0.8%		**10,856,508**
NET ASSETS--100%		**1,298,314,308**

Notes to the Schedule of Investments:
(a) Non-income producing security.
(b) Denotes all or part of security segretated as collateral for futures transactions.
(c) Rate noted is yield to maturity.
(d) Affiliated institutional money market fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and se

At June 30, 2007, the aggregate cost of investment securities for income tax purposes was $992,257,313. Net unrealized appre
$295,200,487 of which $313,881,826 related to appreciated investment securities and $18,681,339 related to depreciated invest

At June 30, 2007 the Portfolio held the following foward foreign currency exchange contract:

Contract to Deliver	Local Principal Amount	Contract Value Date	Value at June 30, 2007	USD Amount to Receive	Unrealized Appreciation
Japanese Yen	95,636,265	7/2/2007	$777,025	$777,404	$379

At June 30, 2007 the Portfolio held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized Appreciation/ (Depreciation)
MSCI Pan-Euro (100 Contracts)	Long	9/18/2007	$3,569,999	$52,328
TOPIX (7 Contracts)	Long	9/28/2007	1,009,506	(100)
				$52,228

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual repo